SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: International Equity Portfolio

Address of Principal Business Office: The Eaton Vance Building 255 State Street Boston, MA 02109

Telephone Number: (617) 482-8260

Name and address of agent for service of process: Alan R. Dynner The Eaton Vance Building 255 State Street Boston, MA 02109

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company
Act of 1940	concurrently with the filing of Form N-8A: YES [ X ] NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the ___ day of March, 2006.

INTERNATIONAL EQUITY PORTFOLIO

By:	/s/ Duncan W. Richardson
Duncan W. Richardson
President

Attest:	/s/ Maureen A. Gemma
Maureen A. Gemma
Assistant Secretary